Exhibit 12.1

Ratio of earnings to fixed charges — Credit Suisse Group

in	1Q 2011	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	1,966	7,487	8,077	(14,902)	13,740	14,319
Income from equity method investments	3	(164)	(56)	82	(196)	(124)
Pre-tax earnings/(loss) from continuing operations	1,969	7,323	8,021	(14,820)	13,544	14,195
Fixed charges:
Interest expense	3,699	18,992	18,397	39,403	54,108	43,699
Interest portion of rentals’	139	601	590	574	584	569
Preferred dividend requirements	0	162	131	60	0	0
Total fixed charges	3,838	19,755	19,118	40,037	54,692	44,268
Pre-tax earnings before fixed charges	5,807	27,078	27,139	25,217	68,236	58,463
Noncontrolling interests	362	822	(313)	(2,619)	4,738	3,630
Earnings before fixed charges and provision for income taxes	5,445	26,256	27,452	27,836	63,498	54,833
Ratio of earnings to fixed charges	1.42	1.33	1.44	0.70 (2)	1.16	1.24

(1) Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.

(2) The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,201 million for the year ended December 31, 2008.